EXHIBIT 99.1

FOR: FIRSTSERVICE CORPORATION

COMPANY CONTACTS:

Jay S. Hennick
Founder, President & CEO
(416) 960-9500

Douglas P. Frye
President & CEO, CMN International Inc.
(206) 223-0866

John B. Friedrichsen
Senior Vice President & CFO
(416) 960-9500

FOR IMMEDIATE RELEASE

FIRSTSERVICE ESTABLISHES COMMERCIAL REAL ESTATE DIVISION UNDER "COLLIERS INTERNATIONAL" BRAND

Completes acquisition of CMN International

Provides pro forma impact and updates outlook

TORONTO, Ontario and SEATTLE, Washington, November 30, 2004 - FirstService Corporation (TSX: FSV.SV; NASDAQ: FSRV) and CMN International Inc. announced today the completion of a plan of arrangement whereby FirstService acquired a 70% interest in CMN with senior management, active brokers and employees retaining the remaining 30%. The closing follows a unanimous vote of CMN shareholders represented in person or by proxy at the shareholders meeting, the receipt of all required regulatory approvals and the approval of the Ontario Superior Court of Justice.

"We are proud to solidify the strong partnership we have already established with FirstService and we are excited about the prospects going forward," said Doug Frye, President and Chief Executive Officer of CMN. "As a FirstService company, we will continue our strategy of enhancing the ‘Colliers International’ brand worldwide, growing our business internally and through acquisition, and expanding our portfolio of services."

"CMN’s strong brand, exceptional management team and proven broker network provides FirstService with an important new platform for growth in the commercial real estate service sector," said Jay Hennick, President and Chief Executive Officer of FirstService. "Importantly, this new partnership will enable CMN to expand its service offerings as well as take an active role in industry consolidation."

Pro forma impact and updated outlook

On a pro forma basis, the acquisition of CMN would have impacted FirstService’s trailing twelve month results as at September 30, 2004 in the following manner:

Trailing twelve month results as at September 30, 2004
(unaudited)
(in US$ millions except per share amounts)				Pro forma
	FirstService	CMN		combined

Revenues	$ 659.7	$ 289.2		$ 948.9
EBITDA (a)	60.4	18.0		78.4
Diluted earnings per share	$ 1.53	$ 0.20 - $ 0.24	(b)	$ 1.73 - $ 1.77

(a)	EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to measures used by other issuers.
(b)	Pro forma incremental diluted earnings per share is based on preliminary estimates of acquired intangibles amortization and income taxes, but excluding any amortization of the short-lived backlog intangible asset, which is expected to be fully amortized during the 3 to 6 month period following the acquisition date (see below).

FirstService is in the process of determining the allocation of the purchase price to the acquired assets and liabilities of CMN. As part of that determination, CMN’s backlog of pending commercial real estate brokerage transactions and listings is subject to EITF Issue No. 02-17, Recognition of Customer Relationship Intangible Assets Acquired in a Business Combination. The Company will estimate the fair value of the backlog, record it as a short-lived intangible asset and amortize it over the next 3 to 6 months as pending transactions are completed. Accordingly, no net earnings will be recognized from this backlog.

The amortization of acquired intangible assets will have no impact on revenues, EBITDA or cash flow from operations. However, it will have a material non-cash impact on reported net earnings during the short period in which the pending brokerage transactions are completed. The Company expects to complete the final allocation of the purchase price, in the ordinary course, by its fiscal year end.

The outlook for the fiscal year ending March 31, 2005, which is a reiteration of our previous outlook, is contained in the table below, except for the impact of the non-cash amortization expense, described above, upon diluted earnings per share.

Fiscal year ending March 31, 2005	FirstService	Expected incremental	FirstService updated
(in US$ millions)	(excluding CMN)	CMN results	outlook (with CMN)

Revenues	$ 660.0 - $ 680.0	$ 85.0 - $ 95.0	$ 745.0 - $ 775.0
EBITDA	62.0 - 64.0	4.0 - 5.0	66.0 - 69.0

Note: The updated outlook assumes no further acquisitions or divestitures completed during the balance of fiscal 2005; acquisitions or divestitures actually completed during the balance of fiscal 2005 may materially impact these amounts. The updated outlook is based on current expectations of existing operations and is forward-looking. Actual results may differ materially. Please refer to the cautionary language below when considering this information. The Company undertakes no obligation to update this information.

About FirstService Corporation

FirstService is a leader in the rapidly growing service sector, providing services in the following areas: commercial real estate; residential property management; commercial security systems; property improvement and business services.  Market-leading brands include Colliers International in commercial real estate; Continental, Wentworth and Prime Management in residential property management; Intercon Security and SST in commercial security systems; California Closets, Paul Davis Restoration and Pillar to Post Home Inspections in property improvement; and Resolve Corporation in business services.

FirstService is a diversified service company with more than US$1 billion in annual revenues and more than 19,000 employees worldwide. More information about FirstService (TSX: FSV.SV; NASDAQ: FSRV) is available at www.firstservice.com.

About CMN International Inc.

CMN is a leading international real estate services company that provides a full range of services to commercial real estate users, owners and investors worldwide. These services include brokerage, property management, hotel investment sales and consulting, corporate services, valuation, consulting and appraisal, and research. CMN is the largest member of Colliers International. Colliers International (www.colliers.com) is one of the top three commercial real estate service organizations in the world, with annual revenues of more than US$1 billion and more than US$27 billion in annual transaction value. Colliers International has 247 offices worldwide (136 in the Americas, 73 in Europe, Middle East and Africa and 38 in Greater Asia).

Forward-Looking Statements

Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of FirstService, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the FirstService's services, service industry conditions and capacity; the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in FirstService's filings with the U.S. Securities and Exchange Commission and the Canadian regulatory authorities.

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